Exhibit 99.1

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED

MARCH 31, 2016

						(Rs. in Crore except as stated)

		Quarter ended						Year ended
S. No.	Particulars	31.03.2016 (Audited) (Refer note 6)		31.12.2015 (Unaudited)		31.03.2015 (Audited) (Refer note 6)		31.03.2016 (Audited)	31.03.2015 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	7,777.96		6,796.55		8,018.35		29,680.01	32,372.84

	b) Other operating income	42.24		25.86		12.60		130.61	129.57

	Total income from operations (net)	7,820.20		6,822.41		8,030.95		29,810.62	32,502.41

2	Expenses

	a) Cost of materials consumed	4,413.91		4,194.97		4,527.30		17,164.00	18,849.69

	b) Purchases of stock-in-trade	188.84		378.94		171.88		1,045.24	998.46

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	123.61		(415.76)		392.54		131.54	263.80

	d) Employee benefits expense	158.11		147.95		190.10		603.53	650.13

	e) Depreciation and amortisation expense	498.69		241.40		(197.28)		1,217.97	1,011.67

	f) Power and fuel charges	978.74		979.19		993.78		4,361.42	4,433.05

	g) Exchange loss / (gain) - (net)	—		—		(58.81)		—	0.81

	h) Other expenses	829.66		604.45		823.02		2,599.07	2,677.83

	Total expenses	7,191.56		6,131.14		6,842.53		27,122.77	28,885.44

3	Profit from operations before other income, finance costs and exceptional items	628.64		691.27		1,188.42		2,687.85	3,616.97

4	Other income	6,659.61		1,106.73		248.25		8,823.30	2,008.86

	Exchange gain - (net)	27.39		11.90		—		0.52	—

5	Profit from ordinary activities before finance costs and exceptional items	7,315.64		1,809.90		1,436.67		11,511.67	5,625.83

6	Finance costs	966.64		840.95		822.61		3,541.36	3,655.93

7	Profit from ordinary activities after finance costs but before exceptional items	6,349.00		968.95		614.06		7,970.31	1,969.90

8	Exceptional items	2,466.63		—		—		2,490.41	2.43

9	Profit from ordinary activities before tax	3,882.37		968.95		614.06		5,479.90	1,967.47

10	Tax expense (including deferred tax and net of MAT credit entitlement)	—		1.23		40.27		8.02	40.27

11	Net profit from ordinary activities after tax	3,882.37		967.72		573.79		5,471.88	1,927.20

12	Extraordinary items (net of tax expense)	—		—		—		—	—

13	Net profit for the period/ year	3,882.37		967.72		573.79		5,471.88	1,927.20

14	Net profit for the period/ year before exceptional items	6,349.00		967.72		573.79		7,962.29	1,929.63

15	Paid-up equity share capital (face value of Re. 1 each)	296.50		296.50		296.50		296.50	296.50

16	Reserves excluding revaluation reserves as per balance sheet							38,214.66	33,761.37

17	Earnings per share after exceptional items (Rs.) (not annualised)*

	-Basic	13.09	*	3.26	*	1.94	*	18.45	6.50

	-Diluted	13.09	*	3.26	*	1.94	*	18.45	6.50

18	Earnings per share before exceptional items (Rs.) (not annualised)*

	-Basic	21.41	*	3.26	*	1.94	*	26.85	6.51

	-Diluted	21.41	*	3.26	*	1.94	*	26.85	6.51

19	a) Debt to equity ratio							0.97	1.08

	b) Debt service coverage ratio							1.46	0.86

	c) Interest service coverage ratio							2.91	1.67

				(Rs. in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2016 (Audited) (Refer note 6)	31.12.2015 (Unaudited)	31.03.2015 (Audited) (Refer note 6)	31.03.2016 (Audited)	31.03.2015 (Audited)

1	Segment Revenue
a)	Copper	4,547.15	3,856.66	4,866.06	17,644.18	19,018.13
b)	Iron Ore	450.23	238.73	3.38	845.84	266.95
c)	Aluminium	1,885.19	1,939.88	2,295.32	7,594.23	9,094.71
d)	Power	502.99	492.96	486.35	2,208.37	2,383.71
e)	Others	576.21	433.41	552.10	2,013.51	2,295.71

	Total	7,961.77	6,961.64	8,203.21	30,306.13	33,059.21

Less:	Inter Segment Revenue	183.81	165.09	184.86	626.12	686.37

	Net Sales/Income from Operations	7,777.96	6,796.55	8,018.35	29,680.01	32,372.84

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	464.92	608.17	588.60	2,147.33	1,722.14
b)	Iron Ore	96.29	6.81	(116.87)	23.11	(216.84)
c)	Aluminium	31.87	44.20	701.25	182.28	1,701.91
d)	Power	(59.25)	9.85	(108.06)	74.36	157.01
e)	Others	104.15	45.33	84.49	285.72	321.31

	Total	637.98	714.36	1,149.41	2,712.80	3,685.53

Less:	Finance costs	966.64	840.95	822.61	3,541.36	3,655.93
Add:	Other unallocable income net off expenses	6,677.66	1,095.54	287.26	8,798.87	1,940.30
Less:	Exceptional items	2,466.63	—	—	2,490.41	2.43

	Profit before tax	3,882.37	968.95	614.06	5,479.90	1,967.47

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Copper	2,189.62	1,742.99	4,379.62	2,189.62	4,379.62
b)	Iron Ore	1,508.08	1,475.05	1,554.14	1,508.08	1,554.14
c)	Aluminium	30,684.65	28,761.96	29,052.99	30,684.65	29,052.99
d)	Power	9,287.44	7,310.03	7,498.01	9,287.44	7,498.01
e)	Others	929.25	1,012.24	1,191.68	929.25	1,191.68
f)	Unallocated	(690.48)	(5,678.23)	(9,618.57)	(690.48)	(9,618.57)

	Total	43,908.56	34,624.04	34,057.87	43,908.56	34,057.87

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

STATEMENT OF ASSETS AND LIABILITIES	(Rs. in Crore)

	Particulars	As at 31.03.2016 (Audited)	As at 31.03.2015 (Audited)
A	EQUITY AND LIABILITIES

1	Shareholders’ Funds
	a) Share capital	296.50	296.50
	b) Reserves and surplus	43,612.06	33,761.37

	Sub total - Shareholders’ funds	43,908.56	34,057.87

2	Non-current liabilities
	(a) Long-term borrowings	23,316.42	21,770.63
	(b) Other Long term liabilities	1,197.53	202.59
	(c) Long-term provisions	1.81	1.81

	Sub total - Non-current liabilities	24,515.76	21,975.03

3	Current liabilities
	(a) Short-term borrowings	16,275.29	13,113.72
	(b) Trade payables	3,421.19	2,878.81
	(c) Other current liabilities	7,771.72	5,529.19
	(d) Short-term provisions	86.71	979.78

	Sub total - Current liabilities	27,554.91	22,501.50

	TOTAL - EQUITY AND LIABILITIES	95,979.23	78,534.40

B	ASSETS

1	Non-current assets
	(a) Fixed assets	44,246.20	39,548.02
	(b) Non-current investments	31,762.29	26,088.30
	(c) Long-term loans and advances	3,421.28	3,319.22
	(d) Other non-current assets	63.15	70.39

	Sub total - Non-current assets	79,492.92	69,025.93

2	Current assets
	(a) Current investments	698.90	376.27
	(b) Inventories	5,026.14	5,442.07
	(c) Trade receivables	1,429.12	1,157.69
	(d) Cash and cash equivalents	642.56	464.14
	(e) Short-term loans and advances	8,201.61	1,719.51
	(f) Other current assets	487.98	348.79

	Sub total - Current assets	16,486.31	9,508.47

	TOTAL - ASSETS	95,979.23	78,534.40

Notes:-

1	The above results of Vedanta Limited (“the Company”) for the quarter and year ended March 31, 2016 have been reviewed by the Audit Committee at its meeting held on April 27, 2016 and approved by the Board of Directors at their meeting held on April 28, 2016.

2	The Board of Directors of the Company at their meeting held on June 14, 2015 had approved the Scheme of Arrangement (the “Scheme”) between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued the ‘No adverse observation’ letter to the Scheme. We will approach the High Court for fixing the date of shareholders and creditors meeting in due course.

3	Exceptional items of Rs. 2,466.63 Crore and Rs. 2,490.41 Crore for the quarter and year ended March 31, 2016, respectively, includes :

a. non-cash provision of Rs. 1,224.85 Crore and Rs. 1,126.34 Crore for decline, other than temporary, in the carrying amount of investments in Cairn India Limited and in Bloom Fountain Limited respectively. Provision for investment in Cairn India Limited was triggered by the significant fall in the crude oil prices, prevailing discount of Rajasthan crude and adverse long term impact of revised cess. Provision for investment in Bloom Fountain Limited was as a result of underlying assets of Western Cluster Limited, due to low iron ore prices and geo-political factors resulting in continued uncertainty in the project.

b. non-cash provision of Rs. 115.44 Crore in the carrying amount of Capital work-in-progress comprising plant & equipments and building at Bellary, Karnataka.

c. Rs. 23.78 Crore for the year ended March 31, 2016 incurred under voluntary retirement scheme at iron ore business.

4	a) During the quarter ended March 31, 2016, the Company has revalued all its existing fixed assets, with effect from April 1, 2015, comprising of freehold land and plant & equipment where such assets had continuing useful lives beyond that date, based on the external valuation report. Pursuant to the same, the Company has recorded a revaluation gain of Rs. 670.20 Crore and Rs. 4,727.20 Crore in respect of freehold land and plant and equipment, respectively. The said revalued amounts aggregating to Rs. 5,397.40 Crore are accounted as an increase in the Gross block of the assets with a credit to the Revaluation Reserve Account and are depreciated over the remaining useful lives of the related assets. The depreciation charge for the quarter and year in the statement of profit and loss includes depreciation aggregating to Rs. 212.22 Crore on account of such revaluation of assets.

b) During the previous year, the Company had revised the estimated useful lives of fixed assets with effect from April 1, 2014. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the quarter and year ended March 31, 2015, as a result the depreciation charge for the quarter and year ended March 31, 2015 was lower by Rs. 598.90 Crore.

Consequently, the figures in respect of the depreciation charge for the quarter and year ended March 31, 2016 are not directly comparable with the corresponding previous quarter and previous year.

5	Previous Period / Year figures have been regrouped / rearranged, wherever necessary, to conform to current period presentation.

6	The figures for the quarter ended March 31, 2016 and March 31, 2015 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2015 and December 31, 2014 respectively.

7	Formulae for computation of ratios are as follows:

a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)

b)	Debt service coverage ratio	Earnings before interest and tax / (interest expense + principal payments of long term loans due next year)

c)	Interest service coverage ratio	Earnings before interest and tax / interest expense

By Order of the Board

Place: Gurgaon	Thomas Albanese
Dated : April 28, 2016	Chief Executive Officer & Whole Time Director

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2016

(Rs. in Crore except as stated)

		Quarter ended			Year ended
S. No.	Particulars	31.03.2016 (Audited) (Refer note 6)	31.12.2015 (Unaudited)	31.03.2015 (Audited) (Refer note 6)	31.03.2016 (Audited)	31.03.2015 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	15,829.13	14,800.97	17,732.25	63,931.19	73,364.10

	b) Other operating income	150.15	75.58	72.31	502.36	345.40

	Total income from operations (net)	15,979.28	14,876.55	17,804.56	64,433.55	73,709.50

2	Expenses

	a) Cost of materials consumed	5,658.57	5,244.66	5,476.59	21,768.16	23,975.94

	b) Purchases of stock-in-trade	144.14	294.70	136.97	780.77	637.82

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	305.06	(305.99)	579.24	381.93	55.45

	d) Employee benefits expense	531.40	640.55	787.01	2,469.05	2,845.31

	e) Depletion, depreciation and amortisation expense (including Goodwill on consolidation)	1,562.87	1,770.36	763.52	6,710.94	7,159.16

	f) Power and fuel charges	2,066.26	2,140.57	2,134.55	9,208.45	8,159.18

	g) Other expenses	3,801.87	3,747.93	4,651.16	15,116.35	15,921.44

	Total expenses	14,070.17	13,532.78	14,529.04	56,435.65	58,754.30

3	Profit from operations before other income, finance costs and exceptional items	1,909.11	1,343.77	3,275.52	7,997.90	14,955.20

4	a) Other income	1,288.63	579.06	41.14	3,482.21	2,366.53

	b) Exchange gain / (loss) - net	87.08	136.35	(183.90)	972.05	610.67

5	Profit from ordinary activities before finance costs and exceptional items	3,284.82	2,059.18	3,132.76	12,452.16	17,932.40

6	Finance costs	1,537.98	1,390.62	1,320.81	5,704.49	5,658.78

7	Profit from ordinary activities after finance costs but before exceptional items	1,746.84	668.56	1,811.95	6,747.67	12,273.62

8	Exceptional items	12,312.32	8.40	19,980.71	12,451.68	22,198.74

9	Profit / (loss) from ordinary activities before tax	(10,565.48)	660.16	(18,168.76)	(5,704.01)	(9,925.12)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	(284.10)	160.58	549.37	432.96	1,448.36

11	Net profit / (loss) from ordinary activities after tax	(10,281.38)	499.58	(18,718.13)	(6,136.97)	(11,373.48)

12	Extraordinary items (net of tax expense)	—	—	—	—	—

13	Net profit / (loss) for the period / year	(10,281.38)	499.58	(18,718.13)	(6,136.97)	(11,373.48)

14	Share of profit of associates	0.27	0.09	3.83	0.23	4.09

15	Minority interest	900.15	481.76	513.82	3,186.70	4,276.38

16	Net profit / (loss) after taxes, minority interest and share in profit of associates	(11,181.26)	17.91	(19,228.12)	(9,323.44)	(15,645.77)

17	Net profit after taxes, minority interest and share in profit of associates but before exceptional items	955.44	24.29	505.38	2,909.82	5,096.87

18	Paid-up equity share capital (Face value of Re. 1 each)	296.50	296.50	296.50	296.50	296.50

19	Reserves excluding Revaluation Reserves as per balance sheet				38,978.42	53,578.77

20	Earnings per share after exceptional items (Rs.) (not annualised)*

	-Basic	(37.71)*	0.06*	(64.85)*	(31.44)	(52.77)

	-Diluted	(37.71)*	0.06*	(64.85)*	(31.44)	(52.77)

21	Earnings per share before exceptional items (Rs.) (not annualised)*

	-Basic	3.22*	0.08*	1.70*	9.81	17.19

	-Diluted	3.22*	0.08*	1.70*	9.81	17.19

(Rs. in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2016 (Audited) (Refer note 6)	31.12.2015 (Unaudited)	31.03.2015 (Audited) (Refer note 6)	31.03.2016 (Audited)	31.03.2015 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,716.83	2,039.68	2,677.10	8,625.57	14,645.37
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,642.25	2,991.40	3,771.26	12,407.72	13,225.95
	(ii) Silver - India	403.19	368.03	273.24	1,386.79	1,186.72
	(iii) Zinc - International	562.23	430.55	647.07	2,563.06	3,605.77

	Total	3,607.67	3,789.98	4,691.57	16,357.57	18,018.44
c)	Iron Ore	463.48	239.48	5.20	860.17	275.53
d)	Copper	5,468.15	4,544.07	5,629.54	20,908.81	22,632.36
e)	Aluminium	2,860.79	2,760.52	3,362.26	11,090.93	12,726.30
f)	Power	1,306.01	1,221.46	1,148.59	5,000.83	4,140.03
g)	Others	609.83	478.33	576.21	2,193.49	2,475.58

	Total	16,032.76	15,073.52	18,090.47	65,037.37	74,913.61

Less:	Inter Segment Revenue	203.63	272.55	358.22	1,106.18	1,549.51

	Net sales/income from operations	15,829.13	14,800.97	17,732.25	63,931.19	73,364.10

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	(63.82)	(395.17)	47.56	(271.21)	4,413.51
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	738.25	962.10	1,651.14	4,605.65	5,802.43
	(ii) Silver - India	348.55	316.24	217.09	1,178.66	844.44
	(iii) Zinc - International	36.88	(181.50)	(46.83)	(8.38)	296.04

	Total	1,123.68	1,096.84	1,821.40	5,775.93	6,942.91
c)	Iron Ore	79.92	(18.38)	(164.35)	(72.57)	(349.73)
d)	Copper	450.14	550.15	530.81	1,989.57	1,416.13
e)	Aluminium	61.15	(3.52)	811.69	(113.72)	1,867.28
f)	Power	179.99	163.00	128.36	664.62	513.64
g)	Others	115.09	58.87	74.29	335.98	339.64

	Total	1,946.15	1,451.79	3,249.76	8,308.60	15,143.38

Less:	Finance costs	1,537.98	1,390.62	1,320.81	5,704.49	5,658.78
Add:	Other unallocable income net off expenses	1,338.67	607.39	(117.00)	4,143.56	2,789.02

	Profit before tax and exceptional items	1,746.84	668.56	1,811.95	6,747.67	12,273.62

Less:	Exceptional items	12,312.32	8.40	19,980.71	12,451.68	22,198.74

	Profit / (loss) before tax	(10,565.48)	660.16	(18,168.76)	(5,704.01)	(9,925.12)

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Oil & Gas	13,243.43	24,144.49	26,552.36	13,243.43	26,552.36
b)	Zinc, Lead and Silver
	(i) Zinc - India	11,116.35	11,951.13	11,966.67	11,116.35	11,966.67
	(ii) Zinc - International	1,858.09	1,743.20	2,144.33	1,858.09	2,144.33

	Total	12,974.44	13,694.33	14,111.00	12,974.44	14,111.00
c)	Iron Ore	3,436.65	4,926.90	4,608.30	3,436.65	4,608.30
d)	Copper	2,718.49	2,786.31	5,543.24	2,718.49	5,543.24
e)	Aluminium	40,841.98	39,040.52	38,342.09	40,841.98	38,342.09
f)	Power	21,776.53	19,857.52	20,062.90	21,776.53	20,062.90
g)	Others	1,473.64	1,532.05	1,737.78	1,473.64	1,737.78
h)	Unallocated	(18,825.44)	(17,926.31)	(21,552.66)	(18,825.44)	(21,552.66)

	Total	77,639.72	88,055.81	89,405.01	77,639.72	89,405.01

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively. During the quarter ended September 30, 2015, consequent to certain power facilities at a subsidiary being commissioned for generation and sale of commercial power, Capital Employed in respect of capital work-in-progress for the previous periods relating to power facilities used / to be used in the generation and sale of commercial power has been reclassified from ‘Aluminium’ segment to ‘Power’ segment.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES	(Rs. in Crore)

	Particulars	As at 31.03.2016 (Audited)	As at 31.03.2015 (Audited)
A	EQUITY AND LIABILITIES

1	SHAREHOLDERS’ FUNDS

	a) Share Capital	296.50	296.50
	b) Reserves & Surplus	44,375.82	53,578.77

	Sub total - Shareholders’ funds	44,672.32	53,875.27

2	Minority Interest	32,967.40	35,529.74

3	Non-current liabilities
	(a) Long-term borrowings	50,457.30	52,025.20
	(b) Deferred tax liabilities (Net)	3,195.91	3,330.91
	(c) Other Long term liabilities	1,467.59	1,224.14
	(d) Long-term provisions	2,436.45	2,341.64

	Sub total - Non-current liabilities	57,557.25	58,921.89

4	Current liabilities
	(a) Short-term borrowings	20,899.26	19,940.71
	(b) Trade payables	6,327.52	5,278.16
	(c) Other current liabilities	25,121.58	15,283.17
	(d) Short-term provisions	431.86	1,453.48

	Sub total - Current liabilities	52,780.22	41,955.52

	TOTAL - EQUITY AND LIABILITIES	187,977.19	190,282.42

B	ASSETS
1	Non-current assets
	(a) Fixed assets	94,365.13	91,066.09
	(b) Goodwill on consolidation	5,632.72	17,789.69
	(c) Non-current investments	217.44	213.44
	(d) Deferred tax assets (Net)	—	1.24
	(e) Long-term loans and advances	17,668.10	16,453.08
	(f) Other non-current assets	3,429.26	2,101.02

	Sub total - Non-current assets	121,312.65	127,624.56

2	Current assets
	(a) Current investments	46,529.37	39,392.60
	(b) Inventories	8,079.13	8,725.02
	(c) Trade receivables	2,550.09	3,605.13
	(d) Cash and cash equivalents	3,675.71	5,696.28
	(e) Short-term loans and advances	4,625.08	4,341.50
	(f) Other current assets	1,205.16	897.33

	Sub total - Current assets	66,664.54	62,657.86

	TOTAL - ASSETS	187,977.19	190,282.42

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, Jointly controlled entities, Associate entities (together “the Group”), for the quarter and year ended March 31, 2016 have been reviewed by the Audit Committee at its meeting held on April 27, 2016 and approved by the Board of Directors at their meeting held on April 28, 2016.

2	The Board of Directors of the Company and Cairn India Limited at their respective meetings held on June 14, 2015 had approved the Scheme of Arrangement (the “Scheme”) between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued the ‘No adverse observation’ letter to the Scheme. We will approach the High Court for fixing the date of shareholders and creditors meeting in due course.

3	Exceptional items of Rs. 12,312.32 Crore and Rs. 12,451.68 Crore for the quarter and year ended March 31, 2016, respectively, includes :

a. non-cash impairment charge of,

- acquisition goodwill and some non-producing oil and gas assets in respect of the Group’s ‘oil and gas’ business aggregating to Rs. 10,074.00 Crore and Rs. 284.17 Crore (deferred tax credit Rs. 97.09 Crore grouped under Tax expense/credit), respectively. The impairment was triggered by the significant fall in the crude oil prices, prevailing discount of Rajasthan crude and adverse long term impact of revised cess.

- acquisition goodwill in respect of Copper Mines of Tasmania Pty Limited aggregating to Rs 290.54 Crore. It also includes impairment charge of Rs 49.75 Crore for fixed assets. The impairment was as a result of the extended care and maintenance, low copper prices and continued uncertainty in start up of operations.

- acquisition goodwill and fixed assets in respect of the exploratory assets in West Africa (Western Cluster, Liberia) aggregating to Rs. 808.44 Crore and Rs. 681.70 Crore, respectively. The impairment was as a result of low iron ore prices and geo-political factors resulting in continued uncertainty in the project.

- non-cash provision of Rs. 115.44 Crore in the carrying amount of Capital work-in-progress comprising plant & equipments and building at Bellary, Karnataka.

b. Rs. 8.28 Crore and Rs. 147.64 Crore for the quarter and year ended March 31, 2016, respectively, incurred under voluntary retirement scheme in various Group entities.

4	a) During the quarter ended March 31, 2016, the Company has revalued all its existing fixed assets, with effect from April 1, 2015, comprising of freehold land and plant & equipment where such assets had continuing useful lives beyond that date, based on the external valuation report. Pursuant to the same, the Company has recorded a revaluation gain of Rs. 670.20 Crore and Rs. 4,727.20 Crore in respect of freehold land and plant and equipment, respectively. The said revalued amounts aggregating to Rs. 5,397.40 Crore are accounted as an increase in the Gross block of the assets with a credit to the Revaluation Reserve Account and are depreciated over the remaining useful lives of the related assets. The depreciation charge for the quarter and year in the statement of profit and loss includes depreciation aggregating to Rs. 212.22 Crore on account of such revaluation of assets.

b) During the previous year, the Group had revised the estimated useful lives of fixed assets with effect from April 1, 2014. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the quarter and year ended March 31, 2015, as a result the depreciation charge for the quarter and year ended March 31, 2015 was lower by Rs. 864.85 Crore.

Consequently, the figures in respect of the depreciation charge for the quarter ended March 31, 2016 are not directly comparable with the corresponding previous quarter and previous year.

5	Previous Period / Year figures have been regrouped / rearranged, wherever necessary, to conform to current period presentation.

6	The figures for the quarter ended March 31, 2016 and March 31, 2015 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2015 and December 31, 2014 respectively.

By Order of the Board

Place : Gurgaon	Thomas Albanese
Dated : April 28, 2016	Chief Executive Officer & Whole Time Director